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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated 26 August 2003

ORANGE plc
(Name of Registrant)

St. James Court, Great Park Road
Almondsbury Park, Bradley Stoke
Bristol BS32 4QJ
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒        Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐        No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐        No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐        No: ☒

Enclosure:

—
Press statement dated 26 August 2003 "ORANGE PLC Announces Completion of Tender Offer and Consent Solicitation with Respect to Its 8 3/4% Senior Notes due 2006".

        This press statement is only being communicated in accordance with Article 67 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001, as amended.

ORANGE PLC
Announces Completion of Tender Offer and Consent Solicitation with Respect to
Its 8 3/4% Senior Notes due 2006

        London, England—26 August 2003—Orange plc, a public limited liability company incorporated under the laws of England and Wales (the "Company"), announced today that it has successfully completed its previously announced offer to purchase for cash (the "Tender Offer") of any and all of its outstanding 8 3/4% Senior Notes due 2006 (the "Notes") and concurrent solicitation of consents from holders of Notes (the "Consent Solicitation") to adopt amendments (the "Proposed Amendments") to the Indenture dated 11 June 1999 (the "Indenture") under which the Notes were issued. The Tender Offer and Consent Solicitation expired at 12:00 Midnight, New York City time, on 22 August 2003.

        The Company received tenders from holders of approximately $156,733,000.00 in aggregate principal amount of the Notes and has accepted these Notes for payment. The aggregate cost to purchase the Notes accepted, including accrued interest, is approximately $184,198,890.92. The Company currently expects that the payment date for the Notes validly tendered and accepted to be 27 August 2003.

        Following the payment of the Notes accepted in the Tender Offer, approximately $40,545,000.00 in aggregate principal amount of the Notes will remain outstanding and are scheduled to mature on 1 June 2006. The Company has executed a supplemental indenture that effectuates the Proposed Amendments to the Indenture. The Proposed Amendments became operative on 26 August 2003 and the holders of the Notes not tendered in the Tender Offer are bound thereby.

        Citigroup Global Markets Inc. was retained to act as the exclusive dealer manager for the Tender Offer. The depositary and information agent for the Tender Offer is Global Bondholder Services Corp. Additional information about the terms and conditions of the Tender Offer and Consent Solicitation may be obtained from the depositary and information agent at Global Bondholder Services Corp., 65 Broadway—Suite 704, New York, New York 10006, (telephone: (866) 470-4500 (toll free) (212) 430-3774 (collect)) or from the dealer manager, Citigroup Global Markets Inc., 390 Greenwich Street, 4th Floor, New York, New York 10013, (telephone: (800) 558-3745 (toll free), (212) 723-6106 (collect)).

For further information, please contact:

Orange Corporate Finance and Investor Relations

Tarek Robbiati VP Corporate Finance	+ 44 (0) 20 7984 1691
Katie Evans Investor Relations Manager	+ 44 (0) 20 7984 1710
Amélie Condroyer Investor Relations Manager	+ 44 (0) 20 7984 1710

Notes to Editors

        Orange and wirefree are trademarks of Orange PCS. The Orange group is one of the world's largest mobile communications companies, with operations in 19 countries across Europe and beyond. It provides a broad range of personal communications services, including Orange GSM1800 services and other digital cellular telephone services. The Orange brand operates in the UK, France,

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Switzerland, Romania, Denmark, Slovakia, Thailand, the Ivory Coast, the Dominican Republic, Cameroon, the Netherlands, Botswana and Madagascar. The Orange group also has controlled operations in Belgium (Mobistar). The Orange group has a joint controlling interest in Egypt (MobiNil) and minority interests in Portugal (Optimus), Austria (Connect Austria), and Mumbai/India (BPL Mobile). As at the end of June 2003, Orange was the largest mobile operator in both the UK with 13.3 million active customers, and France with over 19.4 million registered customers. As at the end of June 2003, Orange controlled companies had 45.6 million customers worldwide. Further information about Orange can be found on the Orange website at www.orange.com.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, Orange plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORANGE PLC
DATE: 26TH AUGUST 2003	By:	/s/ PHILIPPE MCALLISTER
	Name:	Philippe McAllister
	Title:	Director

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SIGNATURES